

INVEST IN **EVA'S WILD**

Regenerative food, award-winning media and authentic experiences - in one place

LEAD INVESTOR

Phil Davis

As an east coast transplant, my first encounter with a pacific salmon was defining. Awed by their life story that I'd only read about, to actually encounter one in the river knowing how it got there grabbed me, deep in my psyche. It was magnificent. And tragic. I am drawn to a quote by the late Billy Frank Jr., who has inspired generations to care for the salmon. "To the degree that we succeed in protecting salmon,... we generate the spirit to survive ourselves." I'm investing in Eva's Wild because it embodies this ethos, and it gives me hope that we can and will save our salmon, and in doing do, save ourselves!

Invested $20,000 this round

evaswild.com Seattle WA

Retail | Ecommerce | Food & Beverage | Entertainment | Media

Highlights

1. Sales of regenerative Bristol Bay wild salmon up 2x year-over-year. D2C sales up 35%.
2. Ownership in our comprehensive media platform with films, podcasts, and streaming series.
3. Partnered with James Beard award-winning chefs like Tom Douglas in our wholesale business line.
4. We buy our salmon from women & indigenous-owned sources in Alaska.
5. Ownership in distribution of Mark Titus' new film, The Turn.
6. Results-obsessed leadership team and Community working to save what we love, together.
7. Our financial success directly translates to meaningful protection of our planet.
8. Blockchain-verified transparency of supply chain story as part of our B-Corp application process.

Our Team



Mark Titus Founder, CEO

Founder of August Island Pictures, producing award-winning films, The Breach & The Wild. 25 years in salmon industry. 2021 recipient, Daniel Housberg Wilderness Image Award. Speaker at Yale, Cornell, the University of Oregon and on the TEDx stage.

Founder, Mark Titus writes: "I grew up fishing for wild salmon and have been in love with them since I was two. They give their lives so that life can continue. After every screening of my first documentary films about dwindling wild salmon runs, emotionally-moved audiences asked, "How can I help?" Eva's Wild became the answer."



Mat Cerf Co-Founder, President of Operations

Captain on a Bristol Bay fishing operation, documentary & narrative filmmaker specializing in co-creative grassroots storytelling, ex-data analyst, Magna Cum Laude in Business Economics, passionate about protecting wild places within and around us.

It Starts with a Story...


Mark Titus
Founder
Eva's Wild
SEE WILD
Our origins started with a spark from the water. Founder, Mark Titus was filming 2019 documentary, 'The Wild' in Bristol Bay. An idea to create a company that would support sustainable storytelling began to crystalize.

Eva's Wild founder, Mark Titus' award-winning environmental documentaries like ***The Wild*** have garnered passionate audiences across the U.S. eager to take protective action for **Bristol Bay**, Alaska. Engrained in his films are a call to action – and a warning that the most productive salmon systems on earth were in peril. So after every screening, folks asked one question: "What can I do to help?"


eat wild
see wild
save wild
eva's wild
save what you love™



Eva's Wild was born – a company that weaves together the best in food, storytelling, and impactful experiences from across Salmon Nation – an area stretching from California to Alaska defined by its contact with salmon-bearing rivers – as an engine for protecting the wild places we love.

Eat Wild

Through a sustainable supply chain that includes sourcing our retail wild salmon from indigenous suppliers and the only woman-owned processor in Bristol Bay – that still hand-cuts their filets, and works with a small, tight-knit team of indigenous small-boat fishermen – *Eva's Wild* provides the best protein source money can buy directly to customers doors and restaurants near them, all while channeling their purchase dollars to help where it matters most.







Community Driven: Our signature offering is a subscription into our community. Starting with an orca-safe, always-wild-and-regenerative box of Bristol Bay salmon shipped directly to our customers' doors in environmentally-safe packaging. Once a month, bi-monthly or quarterly, we are delivering the world's best protein to where are customers live and telling the story of how it arrived there better than anyone else.


eva's wild
eva's wild

Supporting Sustainable Fisheries: Every dollar spent on our sustainably-harvested wild salmon supports an industry that creates 18,000 jobs and over $2bn in annual revenue each year. At the heart of this industry is a network of fishermen, scientists and indigenous-led protectors who have garnered national headlines speaking truth to power in the fight to protect salmon rivers from extractive and damaging industries.


SAVE BRISTOL BAY
PEBBLE MINE
PEBBLE MINE
MURKOWSKI
PEBBLE MINE
WHERE ARE YOU?
The clock is ticking.
NET WORK

Purchasing wild salmon from Bristol Bay bolsters the sustainable economy that's *already thriving* there and discourages environmentally disastrous resource-extraction projects in the region. Customers' dollars drive a demand to protect this perfectly managed and regenerative source of food. We as a community are then in effect saying NO to the extraction industries and YES to a sustainable fishery that's been thriving for thousands of years .



Carbon Mitigation: Bringing wild Bristol Bay sockeye salmon to your plate burns less carbon than it takes to make an Impossible Burger. This is *the* ideal protein source for the Conscious Consumer.


EVA'S WILD FOOD DRIVERS
1 HEALTH BENEFITS
64% of consumers said "eating healthy" was one of the most important aspects of their health and wellness regimen.
$812 billion
Health and wellness food market by 2021
77%
Of 2020 consumers want to do more to stay healthy
2 TRANSPARENCY
Where food comes from; what's in it; who produced it; dedication to ethical business practices are becoming mandates for brand and product loyalty.
67%
Of Americans want to know everything that goes into the food they buy
81%
Of Shoppers Consider Transparency important or extremely important
3 SUSTAINABILITY
70% of American consumers feel it is important that a brand be sustainable or environmentally friendly.
$150 billion
The U.S. sustainability market by 2021
25%
Of total U.S. store inventory will be sustainably sourced, due to consumer demand

Starting with wild salmon, Eva's Wild will grow to be a leading purveyor of regenerative & eco-harmonious foods from across the Salmon Nation bioregion.

Teamwork: Eva's Wild core team is CEO, Mark Titus (click here for deep-dive founder's story) and President of Operations, Mat Cerf. Both accomplished filmmakers, Mat and Mark also have 30 years of hands-on experience between them in the Alaskan salmon industry.


GRUNDENS

Mark was foreman of a Bristol Bay salmon processing line during his college summers in the '90s then went on to catch, process and ship salmon home to his

guests as an Alaskan fishing guide for over a decade.



Mat graduated *Magna Cum Laude* from the University of San Diego in 2016 with degrees in Business Economics and International Relations, then headed north and has been a captain of a longstanding set-net salmon fishing operation in Bristol Bay since 2016.

SEE WILD

Storytelling: Eva's Wild mission is driven by story. It is the means for bringing people together around a common cause. So, one of the three tips of the trident in in our business model is *Eva's Wild Stories*. Both Mark and Mat are award-winning filmmakers in their own right. Their shared vision is that the stories we tell and the food we eat are both equally potent ways to engage with, support, and learn a place...a cause...a way of life.


EVA'S WILD STORIES
THE WILD
HOW DO YOU SAVE WHAT YOU LOVE?
SWYL
stream nights
eva
Eva's Wild
HOME
VIDEOS
PLAYLISTS
CHANNELS
DISCUSSION
ABOUT
Uploads
PLAY ALL
SALMON RISING
AUGUST 29TH
✓ Eva App launching Q2, 2022
✓ $7.99 / mo
✓ $79.99 / yr
✓ The Breach Trilogy
✓ Save What You Love (SWYL) Podcast
✓ Exceptional Curated Content


Salmon Rising
30 views • 4 days ago
I'm Gonna Have Faith
55 views • 2 months ago
Bristol Bay's First-Voices ~ Now
512 views • 2 months ago
Eva's Wild: Chili Caper Salmon
52 views • 4 months ago
THE TURN
✓ Rental + Purchase Products through Vimeo OTT
✓ Quarterly Curated Menu
✓ *The Turn* 2024

With the belief that storytelling focused on protecting wild places and ways of life needs a home of its own, we're building *eva* – a proprietary subscription streaming app that exclusively hosts original content produced by the *Eva's Wild* team - & curates the best of the bioregion's independent filmmaking and digital storytelling (remunerating emerging storytellers through subscription revenue). *eva* is set to launch Q4, 2022.

First up on the original content production-line: *The Turn:* a feature-film documentary by Mark Titus, that will complete a 12-year odyssey for the love

and protection of wild salmon.

A portion of this raise will fully fund production of *The Turn*. Eva's Wild will receive 100% of the net monetization from distribution of the film until 2030, and 15% in perpetuity.


THE TURN
2024



In addition to films, Eva's Wild Stories' media subscriptions give customers access to the ***Save What You Love*** podcast.


SW
YL

Experiences: The second piece of **See Wild**, and the final step of a customer's journey within the *Eva's Wild* product ecosystem, is physical travel to the source of it all – the wilderness and communities that support salmon habitat, and maintain a sacred connection with the earth. To facilitate this, *Eva's Wild* builds off decades-long relationships with community leaders in Bristol Bay fishing communities, and has developed novel partnerships with brands like ***Roam Beyond*** to bring meaningful adventure travel to our customers.





That, coupled with year-round in-person tasting events, films screenings and story-centered regional gatherings gives us an experiential and impactful touch point with our customer-community.







SAVE WILD

At the core of building a product line that directly supports sustainable and regenerative economies, wild habitat protection, indigenous & women-owned businesses and forward-thinking storytellers, *Eva's Wild* donates a portion of every dollar spent on our products to grassroots organizations leading the fight for Bristol Bay and other critical wild habitat in the Salmon Nation bio-region.



20% of Eva's Wild Profit to be Donated to the People of Bristol Bay Working to Lift Up Their Communities...
GIVING BACK
FOOD
STORIES
EXPERIENCES
2021 Donations
✓ United Tribes of Bristol Bay
✓ Bristol Bay Defense Coalition
✓ Veto Pebble Mine
✓ $3,000 donated in 2021
2022 Donations
✓ Bristol Bay Education Foundation
✓ Scholarships to college and trade schools for Indigenous young people from the Bristol Bay Region.
More Communities to Follow...
Why Not a Non-Profit!??
✓ More Adroit
✓ Creedence with Legislators
✓ Jobs Throughout Bioregion
✓ Direct Cash Impact
✓ More Impact Potential

Through integrations with *New Mode*, a platform for online civic engagement, our website also hosts direct advocacy campaigns on targeted subjects relating to the conservation of wild habitat directly within our Take Action portal.



CORE AUDIENCE
1
THE OUTDOOR NATIVE
Passionate about the outdoors, they are motivated by both the mental and physical benefits, seeking experiences they can share with their family.
$637
Annual individual spend from environmentally conscious brands
16%
Of the U.S. Outdoor Spend
2
THE ORGANIC EATER
More educated, younger, employed full-time, and live in the West. 65% are changing their attitudes and changing their habits and buying organic products.
$50 billion
Dollar spend in 2019
86%
Total potential market of organic eaters live in the West


3
THE CAUSE CHAMPION
PROTECT BRISTOL BAY
73% of Americans consider companies charitable work when purchasing. 50% say that they would switch to a company that supports a cause they believe in.
71%
Of millennials are willing to pay more if they know some profits go to charity
87%
Of Americans purchase a product because a company advocated for an issue they cared about

What does this all amount to? A public-benefit impact- brand that gives customers a way to holistically engage in the food, stories, and places of our bio-region, all as an engine for protecting the places and people we love.

WHERE WE'VE BEEN

To date, with a total of $0 spent on direct marketing, we have...

- Earned over $350k in revenue from online sales direct-to-consumers, and wholesale revenue from restaurants, including James Beard award-winning chefs like Tom Douglas and Renee Erickson.
- Through a virtual screening tour of ***The Wild*** in 2020, built a newsletter audience of over 6,000 across the country. And a social media following of Over 19,000 across all our channels. And, pivoting during Covid, *The Wild* earned over $60,000 in online screenings as part of a national virtual-tour.


EVA'S WILD STORIES
Case Study: The Wild
(released during covid pandemic)
✓ Livestream Ticket Sales to Date: $60,000+
✓ Social Media + Direct Followers: >19,000
✓ NGO + Brand Partner Reach: >10mm
✓ Co-Exclusive License to Eva's Wild
✓ Education Curriculum for Grades 6-12
✓ Activation with 50,000 Member NSTA Listserv
✓ Deal reached with Kanopy for Wide Release to Schools and Universities
✓ 2022 Livestream Events with Core Partners
✓ VOD on Apple TV + Roku on Eva App 2022
✓ Environmental Victory Story in Bristol Bay
THE WILD
HOW DO YOU SAVE WHAT YOU LOVE?
"The Wild' explores how the story of salmon is not just about protecting a vital food source, but also about connecting to that which is bigger than ourselves, in order to save ourselves, and examines what it means to save what we love."
Alaska Native News

- Developed a robust, transparent, and sustainable supply chain that sources from women and indigenous owned suppliers in Bristol Bay, and delivers to

folks doorstep in recyclable packaging at a competitive price.

- Completed R&D, tooling, and a test-run on an **Eva's Wild Jerky** product (which was a hit!).
- Built *eva*, a proprietary streaming platform compatible on AppleTV, iOS, and any Chromecast on home TV's.
- Completed our **B-Corp** application process.
- Lined up dozens of high-caliber films for licensing and hosting on the *eva* app.
- Donated over $10,000 in the last two years to the fight to protect Bristol Bay, led by the people who know it best: **The United Tribes of Bristol Bay**.
- Built a winning team of fishermen, filmmakers, business minds, and advocates.

WHERE WE'RE GOING

Over the next 24 months, with the help of funds from this raise, we plan to...

- Add 1000 monthly subscribers to our customer-community.
- Finalize and secure B Corp certification.
- Engage and onboard a marketing agency to build and implement data-driven short-, medium and long-term growth strategies.
- Scale media subscriptions to >500 subscribers.
- Purchase sufficient inventory in the '22 and '23 seasons to scale salmon sales to...
  - ~300 salmon box subscribers and ~18 restaurants by June 2023.
  - ~1000 subscribers and ~33 restaurants by June 2024.
- Host bulk-purchase and film screening hubs across the PNW, starting in May 2022.
- Launch D2C and wholesale Salmon Jerky, Burger, and portioned filet lines.
- Launch our flagship Bristol Bay travel experience.

- Create a full-time fellowship position on our team for a member for Bristol Bay indigenous community.
- Complete production of *The Turn* and launch a 50-city screening tour in 2024 that will channel audience enthusiasm towards Eva's Wild food, media, and travel offerings.
- 
THE TURN
2024

Our projections have us consistently profitable at over $200k in monthly revenue by early 2024, and scaled into an ideal acquisition target for a suite of large brands and/or parent companies in the regenerative food, entertainment, and travel industries in a five-to-seven year time horizon.

The forward looking projections above cannot be guaranteed.

WHO'S ON BOARD


SALMON ROOTS
Mark Titus
Founder
Eva's Wild
1991 – 1994
✓ Started on Ground-Floor as Processor, Dragnet Fisheries, Bristol Bay
✓ Ran freezer line as Foreman by 1994
✓ Packed + Shipped 2mm lbs Salmon
1997 – 2004
✓ Head Guide, Yes Bay Lodge Alaska
✓ Hand-Packed, Processed and Shipped 10,000+ lbs Salmon per Season
✓ Off-Season: Delivered Penn Cove Shellfish While Attending Film School
2005– 2020
✓ Founded August Island Pictures LLC
✓ Produced 100+ Brand Films
✓ Produced The Breach 2014
✓ Produced The Wild 2019
✓ Founded Eva's Wild 2019
With Wife, Wenche Friis, Yes Bay, Alaska
While Filming *The Breach* in Alaska, 2012
Speaking at TEDx Twin Falls, 2018


SALMON ROOTS
Mat Cerf
Co-Founder
Eva's Wild
2016
✓ Graduating Magna Cum Lauda University of San Diego
✓ Degree in Business Economics
✓ Degree in International Relations
2016 - Present
✓ Commercial Fisherman, Bristol Bay Alaska
✓ Captain, Set-net Crew
✓ Most Importantly, Works for Lindsay Layland!
2018 - Present
✓ Produced Social Justice Films in Africa
✓ Secured Grants from Sundance and World Cinema Fund
✓ Wrote and Directed *The Vagabond Queen* – feature film in Lagos Nigeria
On Set in Lagos, Nigeria
Directing The Vagabond Queen
World's Finest Protein – Bristol Bay Commercial Fisherman




Connect Good
People
EVANGELISTS
Investors & Partners
Mark and the team at Eva's Wild have crystalized a lifetime's mission into a focused endeavor that has both impact in the world and meaningful commercial promise. I believe that when a group of talented people coalesce around a shared passion, magic happens. And when an organization is purpose-driven, it finds ways to win. I see all of this at Eva's Wild.
~ Tim Carver, CEO, GCG Partners
Our friends at Eva's Wild are doing amazing things to raise awareness about the waters and wild salmon of Bristol Bay. That's why we proudly carry their wild Bristol Bay Sockeye Salmon.
~Renee Erickson, Owner, The Whale Wins
I've known Mark for some time now and have grown to respect and appreciate him as a film producer, a businessman and a friend. Mark is also a customer of Crystal Creek Logistics, a company with which I have half ownership. We ship salmon fillets for Eva's Wild and Mark has established a very solid foundation for his direct to consumer business.
~Mike Bradburn, Crystal Creek Logistics
James Beard Award-Winning
Chef, Renee Erickson
Mike Bradburn, Owner,
Crystal Creek Logistics
Eva's Wild Investor, Tim Carver

Click **HERE** for a flowing spark-page of the big picture on how it all comes together.

Where Does the Name Come From?


Evas is Save Spelled Backwards
Watch later
Share
eva's ?
Watch on YouTube

The word *Eva* means *Mother of Life* in Latin.

Evas spelled backwards is ***Save***.

Eva's Wild = Save Wild.

Save What You Love.

Wild salmon are our symbol because they are the paragon of transformation. They give their very lives so life itself can continue. What could be a more powerful symbol of hope?



Check Out Our Perks!

We have some amazing partners. Check out the seminal perks in our investment tiers below. Including the likes of:

A **subscription** to our salmon. Two flash-frozen, premium wild filets delivered quarterly to your door for one year at the $25,000 investment level.

A Trip to world-class **Mission Lodge** in Bristol Bay for you and a guest when you invest $100,000 in Eva's Wild.

An Overnight celebration with first-eyes on The Turn before its world premiere at a premiere **Columbia Hospitality** location (TBD in 2023).





WeFunder Investor Benefit Tiers

In addition to an investment in *Eva's Wild* & *The Turn* documentary, we'd like to offer you the following for your deeply appreciated support:

1.



$500

Hand Tied Steelhead Fly by Mark Titus + Titus Bait and Tackle Hat

2.



$5000

An exclusive Bristol Bay Bracenet to wear your solidarity! Plus A Year Subscription to all *Eva's Wild Stories* premium subscription media + all above

3.



$10,000

SWYL Ray Troll T-Shirt; Special Thanks in Credits of *The Turn* + all above

4.



$25,000

Signed Art Quality, Still-Photograph from *The Turn*, One Year *Eva's Wild* Quarterly Salmon Subscription + all above

5.



$100,000

Trip to Bristol Bay's premier, Mission Lodge in June, 2023 + Associate Producer Credit in *The Turn* + all above



6\.



$250,000

Co-Executive Producer Credit in *The Turn*, Pre-World-Premiere Screening of *The Turn* & Overnight Celebration + all above

7\.


THE TURN
2024

$500,000

Executive Producer Credit in *The Turn* + all above

Thank You